Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

31 August 2007

[redacted]

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

9/20

Preliminary Final Report of Cue Energy Resources Limited for the Financial Year Ended 30 June 2007

(ABN 45 066 383 971)

This Preliminary Final Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.3A.

Current Reporting Period:	Financial Year ended 30 June 2007
Previous Corresponding Period:	Financial Year ended 30 June 2006

CUE ENERGY RESOURCES LIMITED
Results for Announcement to the Market
for the Financial Year ended 30 June 2007

Results		Change $'000	Change %	30 June 2007 Amount $'000
Revenue from continuing activities	down	(216)	2.2	9,539
Profit/(loss) after tax attributable to members	down	(29,790)	1375	(27,623)
Net profit/(loss) attributable to members	down	(29,790)	1375	(27,623)

Dividends (Distributions)

		Amount per security	Franked amount per security
Final dividend		Nil	Nil
Interim dividend		Nil	Nil
Record date for determining entitlements to the dividend			
• final dividend		n/a	n/a
• interim dividend		n/a	n/a

Brief Explanation of Revenue, Net Profit/(Loss) and Dividends (Distributions)

Cue recorded a net loss after income tax of $27.6 million (2006: $2.2 million profit) for the financial year, after income tax of $1.5 million (2006: $2.4 million).

The loss was primarily a result of the $28.9 million writedown in the carrying value of the Sampang PSC, Indonesia. Sales revenue of $7.8 million (2006: $8.4 million) was received from oil sales from the SE Gobe oil field in Papua New Guinea. Other operating costs totalled $6.7 million (2006: $5.2 million) for the financial year, including production costs of $1.6 million (2006: $1.8 million) and amortisation expense of $1.5 million (2006: $1.5 million).

No dividends have been paid or declared since the end of the prior financial year and no dividends have been recommended by the Directors in respect of the financial year ended 30 June 2007.

Cue Energy Resources Limited
Consolidated Income Statement
for the Financial Year Ended 30 June 2007

	NOTE	2007 $000's	2006 $000's
Operating Revenue	2	9,539	9,755
Operating Expenses	2	(35,638)	(5,166)
Operating profit/(loss) before income tax		(26,099)	4,589
Income tax expense	4	(1,524)	(2,422)
Net profit/(loss) attributable to parent shareholders		(27,623)	2,167

Basic earnings/loss per share	$(0.044)	$0.0041
Diluted earnings/loss per share	$(0.044)	$0.0041

Net Tangible Assets per Security (cents)	8.7	4.3

Cue Energy Resources Limited
Consolidated Balance Sheet
As at 30 June 2007

	NOTE	2007 $000's	2006 $000's
Current Assets			
Cash and cash equivalents	8	9,104	29,903
Receivables		934	1,069
Total Current Assets		10,038	30,972
Non Current Assets			
Property, plant and equipment		136	84
Other financial assets		269	582
Exploration and evaluation expenditure		19,762	75,398
Production properties		48,119	4,626
Total Non Current Assets		68,286	80,690
Total Assets		**78,324**	**111,662**
Current Liabilities			
Payables		935	7,203
Tax liabilities		1,069	1,295
Provisions		280	220
Total Current Liabilities		2,284	8,718
Non Current Liabilities			
Deferred tax liabilities		42	172
Provisions		826	-
Total Non Current Liabilities		868	172
Total Liabilities		**3,152**	**8,890**
Net Assets		**75,172**	**102,772**
Shareholders' Equity			
Share capital		141,800	141,477
Reserves		73	373
Accumulated losses	3	(66,701)	(39,078)
Total Shareholders' Equity		**75,172**	**102,772**

Cue Energy Resources Limited
Consolidated Statement of Changes in Equity
for the Financial Year Ended 30 June 2007

	2007 $000's	2006 $000's
TOTAL EQUITY AT THE BEGINNING OF THE YEAR	102,772	78,530
Profit/(loss) for the year	(27,623)	2,167
Total recognised income and expense for the period		
Attributable to:		
Members of the parent	(27,623)	2,167
Decrease in:		
Asset Revaluation Reserve arising from:		
i) increase / (decrease) in market value of available-for-sale investments	17	219
ii) sale of investments	(316)	-
Total changes in equity other than those resulting from transactions with equity holders as equity holders	(27,922)	2,386
Transactions with equity holders in their capacity as equity holders		
Issue of shares	-	23,035
Options issued	322	14
Capital raising costs	-	(1,193)
TOTAL EQUITY AT THE END OF THE YEAR	75,172	102,772

Cue Energy Resources Limited
Consolidated Cash Flow Statement
For the Financial Year Ended 30 June 2007

	NOTE	2007 $000's	2006 $000's
Cash Flows from (to) Operating Activities			
Production income		7,550	8,320
Interest received		877	764
Payments to employees and other suppliers		(3,702)	(3,217)
Income tax paid		(1,880)	(1,306)
Royalties paid		(135)	(153)
Net cash from (to) operating activities	8 (a)	2,710	4,408
Cash Flows from (to) Investing Activities			
Refund of exploration expenditure		-	8,743
Payments for exploration expenditure		(22,517)	(29,104)
Payments for office equipment		(89)	(81)
Payments for production properties		(894)	(1,360)
Proceeds from sale of investments		772	-
Net cash from (to) investing activities		(22,728)	(21,802)
Cash Flows from (to) Financing Activities			
Proceeds from share issues		-	23,035
Payments for share issue costs		-	(1,218)
Net cash from (to) financing activities		-	21,817
Net Increase (Decrease) in Cash Held		(20,018)	4,424
Opening Cash Brought Forward		29,903	25,036
Effect of exchange rate change on foreign currency balances held at the beginning of the year		(781)	443
Ending Cash Carried Forward	8 (b)	**9,104**	**29,903**

Notes to the Financial Statements for the Financial Year ended 30 June 2007

NOTES TO THE FINANCIAL STATEMENTS
For the Financial Year Ended 30 June 2007

1 BASIS OF PREPARATION

This preliminary final report has been prepared in accordance with ASX Listing Rule 4.3A and the disclosure requirements of ASX Appendix 4E.

The accounting policies adopted in the preparation of the preliminary final report have been applied consistently to all periods presented in this report.

2 REVENUE, EXPENSES AND LOSSES

	2007 $000's	2006 $000's
Operating Revenue		
Continuing activities		
Production income	7,757	8,396
Management fees	135	123
Net foreign currency gain	-	493
Interest income	888	743
Profit on sale of investments	759	-
Total Operating Revenue	**9,539**	**9,755**
Operating Expenses		
Continuing activities		
Net foreign currency losses	1,439	-
Depreciation	37	16
Employee expenses (net of superannuation)	1,309	881
Superannuation contribution expense	171	118
Production costs	1,377	1,754
Abandonment provision	207	-
Administrative expenses	319	569
Operating lease expense	136	53
Amortisation production properties	1,504	1,494
Exploration and evaluation costs written off	29,139	262
Write (up)/down of the carrying value of investments	-	19
Total Expenses	**35,638**	**5,166**

3 ACCUMULATED LOSSES

	2007 $000's	2006 $000's
Accumulated losses at beginning of financial year	(39,078)	(41,245)
Net profit/(loss) attributable to members of Cue Energy Resources Limited	(27,623)	2,167
Accumulated losses at end of financial year	**(66,701)**	**(39,078)**

4 TAXATION

	2007 $000's	2006 $000's
Operating Profit/(Loss) before tax	(26,099)	4,589
Income tax at current rate 30%	(7,830)	1,377
Tax effect of:		
Tax on foreign income due to different tax rate	610	969
Expenditure not deductible for tax	-	4
Allowable mining deductions	(515)	(92)
Losses carried forward	9,473	378
Equity cost deductions	(214)	(214)
Income tax expense	1,524	2,422

5 CONTROLLED ENTITIES

Name of Entity	Country of Incorporation	Ownership and Voting Interest 2007 %	Ownership and Voting Interest 2006 %
Parent entity			
Cue Energy Resources Limited	Australia	100	100
Controlled entities			
Cue PNG Oil Company Pty Ltd	Australia	100	100
Cue Energy Holdings Ltd	Australia	100	100
Cue Energy Indonesia Pty Ltd	Australia	100	100
Cue (Ashmore Cartier) Pty Ltd	Australia	100	100
Cue Sampang Pty Ltd	Australia	100	100
Cue Taranaki Pty Ltd	Australia	100	100
Toro Oil Pty Ltd	Australia	100	100
Omati Oil Pty Ltd	Australia	100	100
Galveston Mining Corporation Pty Ltd	Australia	100	100
Cue Exploration Pty Ltd	Australia	100	100

6 INTERESTS IN JOINT VENTURES

The consolidated entity has an interest (rounded to two decimal places) in the following joint venture operations as at 30 June 2007:

	Principal Activities	Interest 2007 %	Interest 2006 %
Bass Basin – Tasmania			
T/37P	Oil and gas exploration	50	50
T/38P	Oil and gas exploration	50	50
Western Australia			
EP363	Oil and gas exploration	10 (option)	10 (option)
WA-359-P	Oil and gas exploration	50	50
WA-360-P	Oil and gas exploration	50	50
WA-361-P	Oil and gas exploration	50	50
WA-389-P	Oil and gas exploration	100	-
Timor Sea			
ACR27	Oil and gas exploration	20	20
New Zealand			
PMP 38160	Oil and gas exploration	5	-
PEP 38413	Oil and gas exploration	5	5
Papua New Guinea			
PRL 9	Oil and gas exploration	14.89	14.89
PRL 8	Oil and gas exploration	10.72	10.72
PPL 190	Oil and gas exploration	10.95	10.95
PDL 3	Petroleum production and exploration	5.57	5.57
SE Gobe Unit	Oil production	3.29	3.29
Madura – Indonesia			
Sampang	Oil and gas exploration	15*	15*

* 8.181878% in the Jeruk field.

	2007 $000's	2006 $000's
The share of assets and liabilities of the joint ventures attributed to the Group have been included under the relevant headings:		
Non Current Assets:		
Exploration and Evaluation Expenditure	19,762	75,398
Production Properties	48,119	4,626
Net Assets employed in the Joint Ventures	67,881	80,024

7 FINANCIAL REPORTING BY SEGMENTS

Primary reporting – geographical segments

The consolidated entity's risks and returns are affected predominantly by differences in the geographical areas in which it operates; therefore, geographical segments is considered its primary reporting format.

Secondary reporting – business segments

The consolidated entity operates predominantly in one business, namely exploration, development and production of hydrocarbons.

Segment accounting policies

Segment accounting policies are the same as the consolidated entity's policies.

Composition of each geographical segment

The countries designated have areas of interest in those respective countries.

Geographic segments

			2007		
	INDONESIA	PNG	NZ	AUSTRALIA	TOTAL
	$000's	$000's	$000's	$000's	$000's
Revenue	-	7,757	-	1,782	9,539
	-	7,757	-	1,782	9,539
Result before tax	(28,983)	4,972	-	(2,088)	(26,099)
Income tax	-	(1,524)	-	-	(1,524)
Result after tax	(28,983)	3,448	-	(2,088)	(27,623)
Assets	40,322	10,934	16,205	10,863	78,324

			2006		
	INDONESIA	PNG	NZ	AUSTRALIA	TOTAL
	$000's	$000's	$000's	$000's	$000's
Revenue	-	8,396	-	1,359	9,755
	-	8,396	-	1,359	9,755
Result before tax	-	5,149	-	(560)	4,589
Income tax	-	(2,422)	-	-	(2,422)
Result after tax	-	2,727	-	(560)	2,167
Assets	61,514	10,567	8,445	31,136	111,662

8 NOTES TO THE CASH FLOW STATEMENT

Notes to Cash Flow Statement
For the Financial Year Ended 30 June 2007

	2007	2006
	$000's	$000's
(a) Reconciliation of operating profit / (loss) to net cash flows from operating activities:		
Reported profit / (loss) after tax	(27,623)	2,167
Impact of changes in working capital items		
Decrease/(increase) in receivables	(279)	(99)
Increase/(decrease) in payables	(463)	1,240
Items not involving cash flows		
Depreciation	37	16
Amortisation	1,504	1,494
Abandonment charge	207	-
Employee benefits	322	14
Net loss on foreign currency conversion	781	(443)
Profit on sale of investments	(759)	19
Write down/(up) value of exploration expenditure	28,983	-
Net cash flows from operating activities	2,710	4,408
(b) Cash comprises cash balances held within Australia and overseas:		
Australia	9,104	29,902
Papua New Guinea	-	1
Cash and bank balances	9,104	29,903
Cash Flow Statement cash balance	**9,104**	**29,903**

9 EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to the end of the financial year the Company entered into a farmout arrangement for its 50% interest in T38/P in the Bass Basin, Tasmania. Beach Petroleum Limited will earn an 80% interest in a defined portion of the permit by paying for the drilling of the Spikey Beach -1 exploration well, which is expected to be drilled in the second half of 2008. Apart from this farmout, the Directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operations of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

10 INFORMATION ON AUDIT OR REVIEW

This report is based on accounts that are in the process of being audited.

END